Mail Stop 6010

October 30, 2007

Raja M. Parvez
President and Chief Executive Officer
Rubicon Technology, Inc.
9931 Franklin Avenue
Franklin Park, Illinois 60131

> **Re:** **Rubicon Technology, Inc.**
> **Response letter submitted on October 29, 2007**
> **Registration Statement on Form S-1**
> **File No. 333-145880**

Dear Mr. Parvez:

We have reviewed your response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Statements of redeemable equity and stockholders' equity (deficit), page F-5

1.   We note that for the year ended December 31, 2005, the accretion of redeemable preferred stock was reflected as a positive amount on the statements of operations. Please provide disclosure in Note 5 to describe the circumstances surrounding the recording of this positive amount.

2.   Please revise the statements of redeemable equity and stockholders' equity (deficit) to separately disclose the dividends on preferred stock and the accretion of preferred stock.

Raja M. Parvez
Rubicon Corporation
October 30, 2007
Page 2

Note 5. Redeemable Equity and Stockholders' Equity (Deficit), page F-18

3.   We note your disclosure on page F-20 that "the accreted amounts <u>have been</u>
<u>revised</u> to record the accretion to additional paid-in capital, if any, and then to
accumulated deficit. Please revise this note to provide a description of the nature
of the error. Disclose how you were previously accounting for the dividends and
accretion on preferred stock and to disclose the effect of the correction of the error
on each relevant financial statement line item. Please also disclose the cumulative
effect of the change on accumulated deficit as of the beginning of the earliest
period presented. Finally, revise to label each of the balance sheets and the
statements of redeemable equity and stockholders' equity (deficit) as restated.
Refer to paragraph 26 of SFAS 154.

         As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

         You may contact David Burton at (202) 551-3626 or Lynn Dicker, Reviewing
Accountant, at (202) 551-3616 if you have questions regarding comments on the
financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or
me at (202) 551-3800 with any other questions.

                                        Sincerely,

                                        Peggy Fisher
                                        Assistant Director

cc (via fax): Scott L. Glickson, Esq.